Donald E. Brandt
Executive Vice President and
Chief Financial Officer
September 16, 2005
Mr. James A. Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arizona Public Service Company (“APS”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No. 1-4473

Pinnacle West Capital Corporation (“Pinnacle West”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No. 1-8962
Dear Mr. Allegretto:
     This letter responds to the Staff’s comments on the above referenced filings, as set forth in the Staff’s letter dated September 1, 2005. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter. APS and Pinnacle West are collectively referred to in this response as the “Company.”
Form 10-K for Fiscal Year Ended December 31, 2004
     Note 3. Regulatory Matters, page 81
     Comment 1. We note that the transfer of PWEC Dedicated Assets from Pinnacle West Energy to APS will result in a mandatory rate base disallowance of $150 million, which will be recognized as a one-time after-tax net plant write-off of approximately $90 million in the period of transfer. Please tell us the governing accounting literature you relied upon in calculating the amount
APS · APS Energy Services · Pinnacle West Energy · SunCor · El Dorado
Pinnacle West Capital Corporation Station 9042 Post Office Box 53999 Phoenix, AZ 85072-3999 Phone: 602 250-5602 Fax: (602) 250-3902 E-mail: donald.brandt@pinnaclewest.com

Mr. James A. Allegretto
September 16, 2005

and timing of the charge. If you utilized SFAS 71, explain why SFAS 90 was not applicable. We further note that the “Bridge PPA,” which would be in effect for 30 years should the transfer not be approved, allows for cost-based recovery of plant based on a rate base value of $700 million. As the book value of such assets is $850 [million] and prices under the PPA reflect cost-of-service, please tell us what consideration you gave to applying regulatory accounting to the plant prior to actual transfer since the “Bridge PPA” effectively converted the plant into a regulated asset irrespective of FERC approval. On a related point, tell us whether you tested these assets for impairment prior to transfer, the result of such test, and the governing accounting literature used to test for impairment. Finally, tell us whether you will be earning a return on plant and whether such return is consistent with similar productive assets.
     Response: We relied on SFAS 90, “Regulated Enterprises — Accounting for Abandonments and Disallowances of Plant Costs” in calculating the amount and timing of the $90 million write-off. SFAS 90 applies to rate-regulated enterprises. Pinnacle West Energy Corporation (“PWEC”) owned the PWEC Dedicated Assets before transferring them to APS on July 29, 2005. PWEC is not a rate-regulated enterprise and is not subject to the requirements of SFAS 71. Accordingly, SFAS 90 does not apply to PWEC’s assets.
     SFAS 144 provides the relevant guidance for assessing the impairment of PWEC’s long-lived assets. We tested PWEC’s assets for impairment prior to transfer to APS and found that the PWEC Dedicated Assets were not impaired. The Bridge PPA, which was effective in April 2005, provided for a return on the value of the PWEC Dedicated Assets that were to be included in APS’ rate base as part of the rate case Settlement Agreement (the “Settlement Agreement”) approved by the Arizona Corporation Commission (the “ACC”). This is the same return allowed by the ACC on other utility plant assets owned by APS. The total of this return and the recovery of the allowed depreciation exceeded the carrying amount of the PWEC Dedicated Assets. Thus, these assets were not impaired under SFAS 144.
     We considered whether SFAS 90 required us to record the $150 million disallowance when the Bridge PPA became effective. As noted above, however, SFAS 90 only applies to rate-regulated enterprises and PWEC is not a rate-regulated enterprise. As a result, it was not appropriate for us to record the disallowance while the PWEC Dedicated Assets were on PWEC’s books. As discussed in the previous paragraph, we tested the PWEC Dedicated Assets for impairment under the required guidance (SFAS 144). This resulted in a different answer regarding the disallowance than would have occurred had the PWEC Dedicated Assets been held by a rate-regulated enterprise subject to SFAS 90.
     We also considered whether the Bridge PPA effectively converted the PWEC Dedicated Assets to regulated assets subject to SFAS 90. We concluded that it did not. The Settlement Agreement clearly acknowledges that Federal Energy Regulatory Commission (“FERC”) action may impact the Settlement Agreement and provides for the Bridge PPA to be revised or even abandoned altogether based on future FERC actions. The Bridge PPA, per the direction of the ACC, was a short-term arrangement until the point in time that the FERC denied the transfer or the contract terminated upon the asset transfer. The Bridge PPA met the requirements of a lease under EITF 01-8, but did not meet the requirements of a capital lease under SFAS 13 due to its short-term nature.

Mr. James A. Allegretto
September 16, 2005

     Please also note that, although the Staff’s question appears to address the timing of any asset impairment recognition, Pinnacle West and APS began disclosing the existence of the potential regulatory disallowance in August 2004, immediately following the signing of the Settlement Agreement. See Pinnacle West’s and APS’ Form 8-Ks filed on August 18, 2004. We also disclosed in Footnote 3 of Pinnacle West’s and APS’ December 31, 2004 Form 10-K that we would recognize the impairment once the transfer of the PWEC Dedicated Assets to APS was complete. The transfer was completed and we recognized the impairment in the third quarter of 2005.
     Note 8. Retirement Plans and Other Benefits, page 96
     Comment 2. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.
     Response: The market-related value of our plan assets is their fair value at the measurement date. We will disclose this in future filings.
     Statements of Income, page 130
     Comment 3. Note 17 discloses that Pinnacle West has three principal business segments, including the regulated electricity segment, the marketing and trading segment, and the real estate segment. Although APS also has regulated electricity and marketing and trading businesses, we note APS has no segment disclosures for marketing and trading. Please explain this disparity. In doing so, please describe in greater detail the nature of the APS marketing and trading activities, including whether they include bulk power sales to other electric utilities, and how such activities differ from those included in the Pinnacle West marketing and trading segment. In this regard a comparison of marketing and trading for Pinnacle West relative to APS, including whether the latter is a subset of the former, may be helpful to our understanding. If you consider APS’ marketing and trading and regulated electricity businesses to be separate operating segments under paragraph 10 of SFAS 131, please explain how you determined it was appropriate to aggregate them for reporting purposes based on paragraphs 17-24 of SFAS 131. If you consider regulated electricity and marketing and trading businesses to be one operating segment, please explain your rationale under SFAS 131 for APS. We may have further comment.
     Response: APS’ marketing and trading activities primarily include bulk power sales to other utilities, which have always been a part of APS’ business. While these activities are included in Pinnacle West’s consolidated marketing and trading segment, the larger component of such Pinnacle West segment is market based transactions at Pinnacle West. Accordingly, in SFAS 131 terms, review of the operating results and decisions about allocation of resources by the chief decision maker are focused at the Pinnacle West level and not at the APS level. Therefore, APS does not consider these activities to be a segment. Additionally, the APS marketing and trading activities are immaterial to APS’ financial statements.

Mr. James A. Allegretto
September 16, 2005

     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I hope that the foregoing fully responds to the Staff’s comments. If you have any questions or additional comments, please contact me at (602) 250-5602 or our Vice President and Controller, Chris Froggatt at (602) 250-3212. The Company’s independent auditors are also available for further discussion of these issues.
Sincerely,
/s/ Donald E. Brandt
Donald E. Brandt
DEB:cs
cc: Ms. Sarah Goldberg